82-3964

恒基兆業發展有限公司
HENDERSON INVESTMENT LIMITED

6/F, WORLD-WIDE HOUSE, 19 DES VOEUX ROAD, C, HONG KONG. TEL: 2908 8888 FAX: 2908 8838 E-MAIL: henderson@hld.com
香港德輔道中十九號環球大廈六樓 電話：二九〇八 八八八八 圖文傳真：二九〇八 八八三八 電子郵件：henderson@hld.com

Our Ref.: HASE/JY/HI/02135

21st March, 2002.

Securities & Exchange Commission,
Office of the Int'l Corp. Finance,
Room 3094, Stop 3-6,
450 Fifth Avenue,
Washington, D.C. 20549,
U.S.A.

Dear Sirs,

We enclose for your information a copy of the announcement *(in English)* of the Company's interim results for the period ended 31st December, 2001 which has been advertised in newspapers on 21st March, 2002.

Yours faithfully,

John Yip
Company Secretary

Encl.

JY/pm

dw 4/9

INTERIM RESULTS AND DIVIDEND

The Board of Directors announces that for the six months ended 31st December, 2001, the unaudited consolidated net profit of the Group after taxation and minority interests amounted to HK$768 million. This represents a decrease of 34% as compared with the net profit recorded in the corresponding period in the previous financial year which included a profit of approximately HK$582 million arising from disposal of part of its interest in a subsidiary. Earnings per share was HK$0.27, showing a decrease of 34% from that of the corresponding period in the previous year.

The Board has resolved to pay an interim dividend of HK$0.11 per share to shareholders whose names appear on the Register of Members of the Company on 16th April, 2002.

CONSOLIDATED INCOME STATEMENT — UNAUDITED

	Notes	For the six months ended 31st December 2001 HK$'000	2000 HK$'000
Turnover	2	599,282	449,809
Direct costs		(275,566)	(116,759)
Gross profit		323,716	333,050
Other revenue		55,654	33,020
Profit on disposal of investments in securities		—	72,201
Surplus / (deficit) on revaluation of investments in securities		4,546	(129,735)
Selling and distribution costs		(45,833)	(116,129)
Other operating expenses		(10,783)	(27,773)
Administrative expenses		(90,896)	(57,334)
Profit from operations	2	236,404	107,300
Finance costs		(37,559)	(82,603)
Gain on disposal of interests in subsidiaries		—	582,262
Goodwill written off		—	(26,186)
Share of results of associates		674,748	636,737
Share of results of jointly controlled entity		—	18,633
Profit before taxation	3	873,593	1,236,143
Taxation	4	(88,084)	(83,407)
Profit before minority interests		785,509	1,152,736
Minority interests		(17,311)	5,986
Net profit for the period		768,198	1,158,722
Dividends	5	309,906	310,413
Earnings per share	6	HK$0.27	HK$0.41

1 BASIS OF PREPARATION

The interim financial statements are unaudited and have been reviewed by the Audit Committee.

The interim financial statements have been prepared in accordance with the requirements of the Main Board Listing Rules of The Stock Exchange of Hong Kong Limited, including compliance with Statement of Standard Accounting Practice ("SSAP") 25 "Interim Financial Reporting" issued by the Hong Kong Society of Accountants ("HKSA").

The principal accounting policies adopted in the 2001 annual accounts have been applied to the interim financial statements, except that the Group has in the current period adopted the following revised SSAPs issued by HKSA which became effective for accounting periods commencing on or after 1st January, 2001:

(a) Dividends

In prior years, dividends proposed or declared after balance sheet date in respect of an accounting period were recognised as a liability at the balance sheet date. With effective from 1st July, 2001, in order to comply with SSAP 9 (revised) "Events after the balance sheet date", the company recognises a liability for dividends in the accounting period in which they are declared by the directors or approved by the shareholders. The new accounting policy has been adopted retrospectively, with the opening balance of retained profits and the comparative information adjusted for the amounts relating to prior year. The effect of this change has resulted in a prior year adjustment, resulting in an increasing of HK$338,079,000 in shareholders' funds as at 1st July, 2001, representing the proposed final dividend for the year ended 30th June, 2001.

(b) Segment reporting

A segment is a distinguishable component of the Group that is engaged either in providing products or services (business segment), or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments.

In note 2 to the interim financial statements, the Group has disclosed segment revenue and results as defined under SSAP 26 "Segment Reporting." In accordance with the Group's internal financial reporting, the Group has determined that business segments should be presented as the primary reporting format and geographical as the secondary reporting format.

(c) Goodwill / Negative goodwill

In accordance with SSAP 30 "Business Combinations", goodwill arising on acquisition of subsidiaries, associates and jointly controlled entities after 1st July, 2001 is recognised as an asset in the balance sheet and amortised to the profit and loss account on a straight line basis over its estimated useful life. Negative goodwill arising on acquisition after 1st July, 2001 is presented as a deduction from assets and will be released to income based on an analysis of the circumstances from which the balance resulted. Upon disposal of a subsidiary, an associate or a jointly controlled entity, the attributable amount of purchased goodwill not previously amortised through the profit and loss account is included in the calculation of the profit and loss on disposal.

In prior years, goodwill was written off on acquisition. With the transitional provisions in SSAP 30, the Group has elected not to restate goodwill (negative goodwill) previously written off (credited to reserves). However, any impairment arising on such goodwill is recognised in the profit and loss account in accordance with the newly issued SSAP 31 "Impairment of Assets". This change in accounting policy has no significant impact on the financial statements.

2 SEGMENTAL INFORMATION

The principal activities of the Group consisted of property development and investment, investment holding, infrastructure, department store operation, security guard services, hotel operation and information technology development.

The Group's revenue and segment result analysed by principal activity and geographical market, are as follows:

By principal activity:

	For the six months ended 31st December, 2001									
	Sale of property HK$'000	Property leasing HK$'000	Hotel operation HK$'000	Department store operation HK$'000	Security services HK$'000	Infra-structure HK$'000	Information technology services HK$'000	Others HK$'000	Eliminations HK$'000	Consolidated HK$'000
Turnover	317	255,047	44,487	86,221	34,722	117,639	34,759	26,090	—	599,282
Other revenue	—	—	—	1,988	7	903	11,554	41,202	—	55,654
External revenue	317	255,047	44,487	88,209	34,729	118,542	46,313	67,292	—	654,936
Inter-segment revenue	—	30,842	—	—	1,488	—	—	693	(33,023)	—
Total revenue	317	285,889	44,487	88,209	36,217	118,542	46,313	67,985	(33,023)	654,936
Segment result	188	169,483	13,824	1,288	9,649	81,868	(31,628)	22,474	(18,327)	248,819
Surplus on revaluation of investment in securities										4,546
Unallocated corporate expenses										(16,961)
Profit from operations										236,404

	For the six months ended 31st December, 2000									
	Sale of property HK$'000	Property leasing HK$'000	Hotel operation HK$'000	Department store operation HK$'000	Security services HK$'000	Infra-structure HK$'000	Information technology services HK$'000	Others HK$'000	Eliminations HK$'000	Consolidated HK$'000
Turnover	3,279	184,404	52,724	115,949	36,465	23,279	6,618	27,091	—	449,809
Other revenue	—	—	—	1,390	3	—	25,670	5,957	—	33,020
External revenue	3,279	184,404	52,724	117,339	36,468	23,279	32,288	33,048	—	482,829
Inter-segment revenue	—	38,106	—	—	1,153	—	—	—	(39,259)	—
Total revenue	3,279	222,510	52,724	117,339	37,621	23,279	32,288	33,048	(39,259)	482,829
Segment result	1,784	154,783	1,643	9,765	12,312	9,792	(28,180)	76,499	(6,251)	232,147
Profit on disposal of investments in securities										72,201
Deficit on revaluation of investment in securities										(129,735)
Unallocated corporate expenses										(67,313)
Profit from operations										107,300

By geographical market:

	For the six months ended 31st December, 2001			
	Hong Kong HK$'000	PRC HK$'000	Eliminations HK$'000	Consolidated HK$'000
Turnover	482,584	116,698	—	599,282
Other revenue	54,750	904	—	55,654
External revenue	537,334	117,602	—	654,936
Inter-segment revenue	33,023	—	(33,023)	—
Total revenue	570,357	117,602	(33,023)	654,936
Segment result	173,616	93,530	(18,327)	248,819
Surplus on revaluation of investments in securities				4,546
Unallocated corporate expenses				(16,961)
Profit from operations				236,404

	For the six months ended 31st December, 2000			
	Hong Kong HK$'000	PRC HK$'000	Eliminations HK$'000	Consolidated HK$'000
Turnover	426,530	23,279	—	449,809
Other revenue	33,020	—	—	33,020
External revenue	459,550	23,279	—	482,829
Inter-segment revenue	39,259	(39,259)	(39,259)	—
Total revenue	498,809	23,279	(39,259)	482,829
Segment result	228,606	9,792	(6,251)	232,147
Profit on disposal of investments in securities				72,201
Deficit on revaluation of investments in securities				(129,735)
Unallocated corporate expenses				(67,313)
Profit from operations				107,300

3 PROFIT BEFORE TAXATION

The consolidated profit from ordinary activities before taxation is arrived at after charging:

(a) Finance costs

	For the six months ended 31st December	
	2001 HK$'000	2000 HK$'000
Interest on borrowings	31,649	66,410
Finance lease	122	—
Other borrowing costs	5,788	16,193
	37,559	82,603

(b) Items other than those separately disclosed in Notes 2 and 3(a):

	For the six months ended 31st December	
	2001 HK$'000	2000 HK$'000
Amortisation and depreciation	44,107	5,435
Staff costs	114,223	90,453
Cost of sales		
— completed properties for sale	108	1,419
— inventories	64,806	26,650

4 TAXATION

(a) Taxation in the consolidated income statement represents:

	For the six months ended 31st December	
	2001 HK$'000	2000 HK$'000
The Group		
— Hong Kong	19,636	23,443
— Other regions in the PRC	3,033	—
	22,669	23,443
Share of tax on results of associates	65,415	57,713
Share of tax on results of jointly controlled entity (other regions of PRC)	—	2,251
	88,084	83,407

Provision for Hong Kong profits tax has been made at 16% (2000: 16%) on the estimated assessable profits for the period.

Provision for taxation outside Hong Kong is provided for at the applicable rates of taxation for the period on the estimated assessable profits arising in the relevant foreign jurisdiction during the period.

(b) No provision for deferred taxation has been made as the effect of all timing differences is immaterial.

5 DIVIDENDS

	For the six months ended 31st December	
	2001 HK$'000	2000 HK$'000
Special dividend	—	507
Interim dividend at HK$0.11 per share (2000: HK$0.11 per share)	309,906	309,906
	309,906	310,413

6 EARNINGS PER SHARE

The calculation of earnings per share is based on profit attributable to shareholders of HK$768,198,000 (2000: HK$1,158,722,000) and on 2,817,327,395 ordinary shares (2000: 2,817,327,395 ordinary shares) in issue during the period. Diluted earnings per share is not shown as there were no dilutive potential share in existence for the six months ended 31st December, 2001 and 31st December, 2000.

7 COMPARATIVE FIGURES

Due to the adoption of revised / new SSAPs during the current period, the presentation of the income statement has been revised to comply with the new requirements. Accordingly, certain comparative figures have been reclassified to conform with the current period's presentation.

Closing of Register of Members

The Register of Members of the Company will be closed from Friday, 12th April, 2002 to Tuesday, 16th April, 2002, both days inclusive, during which period no requests for the transfer of shares will be accepted. In order to qualify for the interim dividend, all transfers of shares accompanied by the relevant share certificates and transfer forms must be lodged with the Company's Registrars, Standard Registrars Limited, 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong not later than 4:00 p.m. on Thursday, 11th April, 2002. Warrants for the interim dividend will be sent to shareholders on Wednesday, 24th April, 2002.

MANAGEMENT DISCUSSION AND ANALYSIS

Business Review

The consolidated profit of the Group for the six months ended 31st December, 2001 amounted to HK$768 million. This represents a decrease of 34% as compared with that recorded in the corresponding period in the previous financial year which included a profit of approximately HK$582 million arising from disposal of part of its interest in a subsidiary. Nevertheless, the results of the Group had been satisfactory for the period under review.

Property Rental

During the period under review, the total gross rental income of the Group amounted to approximately HK$286 million, representing an increase of 28% as compared with that of the previous financial year. Although there was a slight adjustment made to the rental level for the office properties of the Group in response to market conditions, the rental income and occupancy in respect of certain shopping arcades of the Group recorded an increase in the period under review. Average occupancy rate of the major rental properties of the Group amounted to 94%.

Hotel Department Store Operations

The Newton Hotel Hong Kong and the Newton Hotel Kowloon operated by this group recorded an average occupancy rate of 92%. As affected by the unfavourable general economic conditions, room tariff rate had been appropriately adjusted during the period under review. Although the retailing business of this group, operated under its Citistore outlets, was also affected by the drop in consumer spending, its turnover for the period under review was only slightly lower than that of the corresponding period in the previous year.

Associated companies

The Hong Kong and China Gas Company Limited recorded steady growth for the year 2001, with an increase of 5.1% in profit. The number of customers reached 1,407,408. Investment in gas projects in Mainland China is a long term business development strategy of this group and it is now proceeding with the registration of a holding company, Hong Kong & China Gas Investment Limited, in the Mainland for the purpose of investing in energy projects. This group is also participating in a major national project in Mainland China — the West-to-East gas pipeline project. This is the midstream project for the construction of a 4,200-kilometre pipeline, transmitting natural gas from the Tarim Basin, Xinjiang Province to the eastern China market. The total investment cost of this project will be approximately RMB45 billion, of which 45% will be owned by a foreign consortium. Construction of the project will commence in 2002 and the whole pipeline is scheduled to be in full operation in 2005. Concurrently, this group formed another joint venture in Yixing, taking an 80% interest to receive natural gas directly from West-to-East gas pipeline. This group also formed a joint venture in Qingdao-Jimo city. It is expected that natural gas will reach Qingdao and adjacent cities in 2005. In Hong Kong, this group is actively committed to providing clean fuel for light buses and taxis. Five liquefied petroleum gas ("LPG") filling stations have now been built and are now servicing 8,000 taxis per day on average. These stations will be ready to extend their services as filling station for public light buses when the switch from diesel to LPG as fuel for these vehicles takes place in future. This group's construction of the pipelines in the eastern New Territories as well as the pipelines for the Cyberport at Telegraph Bay and the Science Park at Pak Shek Kok is progressing smoothly. Planning for the construction of a submarine pipeline stretching from the West Kowloon Reclamation Area to Sai Ying Pun on Hong Kong Island is also under way. Through these, it is anticipated that the revenue of this group will increase. On the property development front, the projects participated by this group include the Airport Railway Hong Kong Station project held for investment purpose, the King's Park Hill, the Sai Wan Ho Ferry Concourse project and the project at Ma Tau Kok South Plant site. These projects are under various stages of development with satisfactory progress and are anticipated to contribute towards earnings to this group following the completion of the respective projects.

Hong Kong Ferry (Holdings) Company Limited reported a 123% increase in profit in the financial year ended 31st December, 2001. This was mainly attributed to the final instalment of the proceeds from the disposal of the right to 50% of the sales proceeds of the residential portion of Metro Harbour View at Tai Kok Tsui Road. Phase I of Metro Harbour View is expected to be completed in mid-2003 and its pre-sale in mid-December 2001

had met with overwhelming response. Being one of the best-selling local residential projects during the period under review, more than 1,100 units have been pre-sold to date. This group is now actively preparing for the launch of pre-sale of Phase II of this project in mid-2002. It is expected that sales of Metro Harbour View will be the major source of revenue for this group in 2002.

Miramar Hotel and Investment Company, Limited recorded HK$80,499,000 in the unaudited profit attributable to shareholders for the six months ended 30th September, 2001, representing an increase of 6.6% over that recorded in the corresponding period in the previous financial year. During the period, the average occupancy rate of the hotel had been slightly reduced to 85% due to the 911 attack incident in the United States. Miramar Shopping Arcade and Miramar Tower recorded occupancy rate of 95%, enabling steady rental income to this group. The overall business result of this group during the period had been satisfactory.

Henderson Cyber Limited

Henderson Cyber Limited reported a loss of approximately HK$30 million for the six months ended 31st December, 2001, compared with a loss of approximately HK$27 million for the corresponding period in the previous year. During the period, this group further developed its Internet services, data centre, high technology and network infrastructure businesses. iCare users and subscribers grew to a total of over 160,000 as at the end of 2001. This group seeks to integrate its existing businesses and wherever possible, to offer "one-stop shopping" services. It is also exploring a range of partnerships and alliances with leading technology companies while further enhancing the relationship with the large customer base of Henderson group and The Hong Kong and China Gas group.

Other Investments

Investments in two toll-roads and three toll-bridges in Mainland China, namely, Zhejiang Provinical Highway Nos. 34 and 36, Anhui Maanshan Ring Road, Qianjing Third Bridge, Tianjin Lutai Bridge and Tianjin Wanjia Natou Bridge, had contributed satisfactory return and brought in steady profit to the Group. China Investment Group Limited has become a subsidiary of the Company since the fourth quarter of 2000 and its principal businesses include investments made in the above toll-bridges and toll-roads in Mainland China. Together with interest in such infrastructural projects directly held by the Group, turnover of HK$118 million and profit of HK$82 million were reported for the six months ended 31st December, 2001.

Financial Review

Financial Resources and Liquidity

As of 31st December, 2001, shareholders' fund of the Group amounted to approximately HK$19,680 million, as compared to HK$19,250 million that was registered as at 30th June, 2001. As at the end of the interim period under review, the total amount of banking facilities available to the Group amounted to approximately HK$8,918 million, of which HK$6,780 million were obtained from commercial banks on a committed basis. As at the end of the previous financial year, the total banking facilities available were HK$19,180 million of which HK$17,530 million were committed lines. Total net bank borrowings of the Group as of 31st December, 2001 amounted to HK$1,213 million, representing an increase of 35% when compared to the net bank borrowings of the Group that amounted to HK$899 million as at 30th June, 2001, this was mainly due to the utilization of around HK$280 million in the bank deposit of a Group's subsidiary, Henderson Cyber Limited, for investment in investment-grade U.S. Dollar debt securities with an aim to enhance treasury investment yield. Bank loans and borrowings are obtained by the Group on an unsecured basis except for a very small portion of bank borrowings raised in Renminbi in connection with the financing of certain infrastructural projects in

Mainland China by a previous associate of the Group which was converted to a subsidiary in late-2000. Otherwise, as at the end of the period under review and as at 30th June, 2001, the Group did not have any assets which were charged to third parties. Also, as at the end of such corresponding periods, the Group did not have any off-balance sheet borrowings or any such related contingent liabilities.

Other than the investment in debt securities as described above, the Group did not undertake any significant acquisition or disposal of assets outside its core businesses during the interim period under review.

Loan Maturity Profile

The maturity profile of the Group's bank loans and borrowings which were outstanding is shown below:-

	As at 31st December, 2001 (HK$'000)	As at 30th June, 2001 (HK$'000)
Bank Loans and Borrowings Repayable:		
Within 1 year	**485,995**	273,150
After 1 year but within 2 years	**1,120,156**	751,421
After 2 years but within 5 years	**330,870**	858,170
After 5 years	**65,275**	96,980
Total Bank Loans and Borrowings	**2,002,296**	1,979,721
Less: Bank Deposits and Cash	**(789,417)**	(1,080,547)
Total Net Bank Borrowings	**1,212,879**	899,174

Gearing

The total net bank borrowings to shareholders' fund ratio was recorded at 6.1% as at 31st December, 2001 as compared with 4.7% registered as at 30th June, 2001. Profit from operations covered 6.3 times of the net interest expenses before capitalization for the interim financial period under review, this compared favourably with the 1.3 times for the interim period ended 31st December, 2000.

Interest Risk Exposure and Foreign Currency Exposure

Interests on bank loans and borrowings of the Group are chargeable mainly based on certain agreed interest margins over the Hong Kong Interbank Offer Rate and such bank facilities are therefore of floating rate in nature. The core operations of the Group are not exposed to any significant foreign exchange rate risks. As at the end of December, 2001 and June, 2001, the Group did not have any interest rate or currency hedging agreement outstanding. In respect of the Group's investment in certain infrastructural projects in Mainland China, these were primarily financed by banking facilities denominated in Renminbi in order to reduce foreign currency exposure, these are linked to fixed interest rates for commercial loans as announced by The People's Bank of China from time to time.

Capital Commitments

As at 31st December, 2001, capital commitments of the Group amounted to HK$109.3 million, and this compared with HK$99.0 million recorded as at 30th June, 2001. These commitments are mainly represented by two major components. Contracted commitments of the Group that related to acquisition of property, plant and equipment, property development and renovation expenditure totally amounted to HK$20.0 million at the end of the interim period under review whilst these commitments amounted to HK$23.8 million as at 30th June, 2001. The other major component comprised those contracted commitments relating to future minimum lease payments under non-cancellable operating leases in respect of rented premises totally amounting to HK$86.6 million as at 31st December, 2001, as compared to HK$67.6 million recorded as at 30th June, 2001.

Contingent Liabilities

Contingent liabilities of the Group amounted to HK$19 million as at 31st December, 2001 which stood at the same level as that recorded at 30th June, 2001. This was related to a performance bond guaranteed by a bank on behalf of a subsidiary company in accordance with the terms of the fixed telecommunications network services licence granted to the Group.

Use of Capital and Funding

Capital of the Company and retained profits of the Group will continue to be put to good use to develop the Group's business. The Group has adequate capital resources and abundant unutilised banking facilities for funding its ongoing operations and further expansion.

Employees

As at 31st December, 2001, the number of employees of the Group was about 1,700. The remuneration of employees was in line with the market trend and commensurable to the level of pay in the industry. Discretionary year-end bonus was paid to employees based on individual performance. Other benefits to employees include medical insurance, retirement scheme, training programmes and educational subsidies.

Employees of the Group who are full time employees and executive directors of Henderson Cyber Limited ("Henderson Cyber") or any of its subsidiaries may be granted share options to subscribe for shares in Henderson Cyber in accordance with the terms and conditions of the share option scheme approved by Henderson Cyber at an extraordinary general meeting held on 28th June, 2000.

Total employees' costs amounted to HK$114 million for the six months ended 31st December, 2001 and HK$90 million for the corresponding period of last year. The total employees' costs for the six months ended 31st December, 2001 included those of a subsidiary which was previously an associated company prior to 1st November, 2000 and the employees' costs of which were not included before that date.

Prospects

Following the slowdown in the global economy in 2001 and the eleven consecutive downward adjustments in interest rates, recent economic figures released from the United States showed that economic recovery is currently under way. At the same time, signs of improvement also began to emerge in the major European economies. Notwithstanding the global economic slowdown, economic growth in Mainland China has maintained a steady course. Coupled with the vast business opportunities which will become available resulting from Mainland China's accession to the World Trade Organisation, this is likely to bring about gradual enhancement in the economic vitality of Hong Kong.

The operating businesses of the Group's listed associate companies namely, the Hong Kong and China Gas Company Limited, Hong Kong Ferry (Holdings) Company Limited and Miramar Hotel and Investment Company, Limited, are all making good progress and bring in stable recurrent income to the Group. Such recurrent income from the listed associates added together with rental income generating from the Group's investment property portfolio already provide as a base for steady profit growth for your Group. It is the opinion of the Group that the present time is opportune for business expansion as the local economy being in time with the latest developments in the global economy already passed its trough in the near term and is now emerging into a new phase of economic environment. In the long run, the Group is capable of utilising its abundant financial resources and business expertise to get the best out of opportunities that are available from the market to diverisify the Group's businesses in a prudent manner.

Interim Report

The interim report containing the detailed information required by paragraphs 46(1) to 46(6) of Appendix 16 of the Rules Governing The Listing of Securities on The Stock Exchange of Hong Kong Limited ("Stock Exchange") will be published on the Stock Exchange's website in due course.

By Order of the Board
John Yip
Secretary

Hong Kong, 20th March, 2002